June 18, 2008
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
RE:	The Williams Companies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 File No. 1-4174
Dear Mr. Owings;
     With respect to your letter dated June 13, 2008 regarding your review of our filing, you request a response to the respective comments within 10 business days or for us to advise of when we would provide a response. Pursuant to my conversation yesterday with Mr. Andrew Blume, I am writing to request additional time to provide our responses. Because certain key individuals are out of town part of both this week and next week, I would appreciate an extension for our response until July 8, 2008.
     Thank you for your consideration.
Sincerely,
Ted T. Timmermans
Vice President Controller and
Chief Accounting Officer
The Williams Companies
One Williams Center
Tulsa, OK 74172